Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Invesco Ltd., Invesco Finance, Inc., and Invesco Finance PLC for the registration of debt securities guarantees of debt securities, preference shares, common shares, warrants and subscription rights and to the incorporation by reference therein of our report dated February 22,2013 (except for Notes 22, as to which the date is November 6, 2013), with respect to the consolidated financial statements of Invesco, Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, GA

October 8, 2015